FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April - 2007

Commission File Number  001-33000

INTERNATIONAL ROYALTY CORPORATION
(Translation of registrant’s name into English)

10 Inverness Drive East, Suite 104 Englewood, CO 80112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20F	Form 40F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ROYALTY CORPORATION

Date: April 24, 2007	By: /s/ Douglas B. Silver Douglas B. Silver Chief Executive Officer

AMEX: ROY TSX: IRC	NR 07-09 April 16, 2007

INTERNATIONAL ROYALTY ACQUIRES OVER 10% OF

NEW HORIZON URANIUM CORPORATION

DENVER, COLORADO – April 16, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (“IRC”) is pleased to report that on April 12, 2007 it acquired 2,150,000 common shares in the capital of Crossroads Exploration Inc. (now named New Horizon Uranium Corporation (“NHU”)) representing 10.95% of the issued and outstanding shares of NHU. The shares were issued to IRC in connection with the acquisition by NHU of all the issued and outstanding shares of New Horizon Uranium Corporation (a private British Columbia corporation, “New Horizon”) in a reverse take-over transaction. IRC owned 2,150,000 shares of the private company that were exchanged for 2,150,000 shares of NHU. The common shares of NHU will trade on the TSX Venture Exchange under the symbol NHU. IRC owns no other shares of NHU. All common shares were acquired for investment purposes.

IRC holds a US$0.75/lb royalty on all future production of uranium by New Horizon.

IRC will be filing a report under National Instrument 62-103 of the Canadian Securities Administrators in connection with this acquisition. For further information and to obtain a copy of such report please contact IRC’s Director of Investor Relations, Jack Perkins at (303) 991-9500.

New Horizon is the operator on a joint venture uranium exploration program in Converse County, WY and is actively pursuing uranium exploration positions in Western Colorado. IRC’s General Council, George S. Young, is currently serving as Chairman and CEO of New Horizon and Vice President of Strategic Planning, Dr. David R. Hammond, acts as a Director.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey’s Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia . IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com